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CLIENT/MATTER NUMBER
114317-0101

June 2, 2017

Mr. David L. Orlic Special Counsel Office of Mergers and Acquisitions Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:              Rockwell Medical, Inc.
Additional Soliciting Materials on Schedule 14A
Filed May 26, 2017
File No. 000-23661

Dear Mr. Orlic:

On behalf of our client, Rockwell Medical, Inc. (“Rockwell”), set forth below are Rockwell’s responses to the May 31, 2017 comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Additional Soliciting Materials on Schedule 14A referenced above.  The numbered items set forth below repeat (in bold italics) the comments of the Staff, and following such comments are Rockwell’s responses (in regular type).

General

1.
We note the following disclosure: “Richmond and Ravich have ... [t]hreatened to gain control of Rockwell (without paying a premium to Rockwell shareholders).”  Please qualify any such statement in the future by noting that control premiums are not commonly associated with exercising a right to nominate directors, but rather with purchases of a controlling interest in the capital stock of a company.

Response:                          In the future, Rockwell will qualify any such statement by noting that control premiums are not commonly associated with exercising a right to nominate directors, but rather with purchases of a controlling interest in the capital stock of a company.

*     *     *

If you would like to discuss the responses, please call contact Peter D. Fetzer at (414)‑297‑5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:            Thomas E. Klema
   Rockwell Medical, Inc.

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